UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                       November
12, 2019




  Carl C. Icahn
  Chairman
  Icahn Enterprises L.P.
  767 Fifth Avenue, 47th Floor
  New York, New York 10153

           Re:     Occidental Petroleum Corporation
                   DFAN14A soliciting material filed pursuant to Rule 14a-12 Filed on Schedule 14A November 8, 2019 by Barberry Corp. et
al.
                   File No. 001-09210

  Dear Mr. Icahn,

       We have reviewed the above-captioned filing, and have the following additional comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Soliciting Material filed pursuant to Rule 14a-12 under cover of Schedule 14A

  1. The explanatory legend encourages security holders to read the proxy statement related to the solicitation of proxies for the annual meeting "if and when" it becomes available. Rule 14a-
     12, however, does not create an exception to Rule 14a-3. A person soliciting in reliance on
     Rule 14a-12, titled "Solicitations before furnishing a proxy statement," must perfect that reliance by filing a proxy statement. See Rule 14a-12(a)(2) as well as the July 2001 Third
     Supplement to the Manual of Publicly Available Telephone Interpretations at interpretation
     I.D.3 (explaining that one "basis for permitting free communications under Rule 14a-12 was that security holders will receive a complete disclosure document" before making a voting decision). Please confirm that any future attempt to solicit in reliance on Rule 14a-12 will comply with the requirements codified in that rule, and otherwise will remove the implication that the rule created an exemption from the Rule 14a-3 requirement to furnish a proxy statement when soliciting in the absence of an exemption available under Rule 14a-2.
 Carl C. Icahn
Icahn Enterprises L.P.
November 12, 2019
Page 2

2. Please refer to this statement: "Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises
   Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to
   Icahn Partners, may be deemed to indirectly beneficially own (as that term is defined in Rule
   13d-3 [ ])...." It appears, however, that such persons indisputably are beneficial owners as
   determined under the text of Rule 13d-3(a). Please note that use of the term "deemed" in this context is not synonymous with the term "considered." As such, "deemed" not only has a distinguishable meaning, but also serves a specific legal purpose that ultimately results in the term intentionally only appearing within the regulatory text of Rule 13d-3(b) and Rule 13d-
   3(d)(which subparagraphs, together with subparagraph (a), determine   but do
not define --
   who is a beneficial owner). Accordingly, please remove the implication that a legal question or doubt exists as to whether such persons are in fact beneficial owners by deleting the "may be deemed" qualification here and throughout this legend for any other persons.

3. Out of an interest in facilitating security holders' understanding of this newly-introduced solicitation effort, please advise us, with a view toward disclosure in a future filing, whether or not the participants' consent solicitation effectuated through the definitive proxy statement filed on July 18, 2019, remains ongoing or has been terminated.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

         You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions
 cc:    Andrew Langham, Esq.